Exhibit 21.01

Valero L.P. and Subsidiaries

as of January 31, 2005

Name of Entity	State/Country of Incorporation/Organization

Valero GP, Inc.	Delaware

Valero L.P. (parent)	Delaware

Valero Logistics Operations, L.P.	Delaware

Valero Internacional, S. de R.L. de C.V.	Mexico